Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company. This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

FINAL RESULTS ANNOUNCEMENT

FOR THE YEAR ENDED 31 DECEMBER 2023

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2023 together with comparative figures, as follows.

FINANCIAL HIGHLIGHTS

Results	For the year ended 31 December
	2023 HK$’000	2022 HK$’000	Change
Revenue	291,929	341,241	(14)%
Graphene products	194,929	214,614	(9)%
Landscape architecture	97,000	122,856	(21)%
Catering	–	3,771	(100)%
Adjusted EBITDA*	33,240	74,463	(55)%
Graphene products	38,319	46,548	(18)%
Landscape architecture	(6,787)	24,498	(128)%
Catering	1,708	3,417	(50)%
Loss before tax	(114,281)	(71,971)	59%
Loss attributable to owners of the parent	(113,168)	(69,663)	62%

	HK cents	HK cents
Basic loss per share attributable to ordinary equity holders of the parent	(14.8)	(12.2)	22%

Results	At 31 December
	2023	2022
	HK$’000	HK$’000	Change
Total assets	847,343	894,676	(5)%
Net assets	369,638	369,842	0%
Shareholder’s equity	369,687	380,584	(3)%
Cash and bank balances	27,190	31,470	(14)%
Debt	213,564	285,007	(25)%

*	Adjusted EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, written off of goodwill, impairment of other intangible assets and property, plant and equipment, share of results of associates and joint ventures and impairment/(reversal of impairment) on financial and contract assets and corporate expenses.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

Year ended 31 December 2023

		2023	2022
	Notes	HK$’000	HK$’000
REVENUE	4	291,929	341,241
Cost of sales	5	(195,108)	(221,279)

GROSS PROFIT		96,821	119,962
Other income and gains	4	12,912	30,013
(Loss)/gain on promissory note derecognised		(4,519)	3,673
Selling and marketing expenses		(5,194)	(5,375)
Administrative expenses		(161,392)	(155,546)
Loss on disposal of subsidiaries	12	(7,457)	–
Impairment on financial and contract assets, net	5	(22,278)	(19,040)
Fair value loss on financial assets at fair value through profit or loss		(8)	–
Finance costs	6	(23,748)	(45,409)
Share of results of associates		582	(249)

LOSS BEFORE TAX	5	(114,281)	(71,971)
Income tax credit	7	2,080	2,321

LOSS FOR THE YEAR		(112,201)	(69,650)
Attributable to:
Owners of the parent		(113,168)	(69,663)
Non-controlling interests		967	13
		(112,201)	(69,650)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	9
Basic
– For loss for the year		HK(14.8 cents)	HK(12.2 cents)

Diluted
– For loss for the year		HK(14.8 cents)	HK(12.2 cents)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended 31 December 2023

	2023 HK$’000	2022 HK$’000
LOSS FOR THE YEAR	(112,201)	(69,650)
OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations	(8,393)	(58,823)
Release of exchange fluctuation reserve upon disposal of subsidiaries	(274)	–
	(8,667)	(58,823)

Other comprehensive income that will not to be reclassified to profit or loss in subsequent periods:
Equity investments designated at fair value through other comprehensive income:
Changes in fair value	(59)	(1,151)
Income tax effect	–	51
	(59)	(1,100)
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	(8,726)	(59,923)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(120,927)	(129,573)

Attributable to:
Owners of the parent	(121,878)	(129,741)
Non-controlling interests	951	168
	(120,927)	(129,573)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

31 December 2023

	Notes	2023 HK$’000	2022 HK$’000
NON-CURRENT ASSETS
Property, plant and equipment		28,676	35,403
Goodwill		101,939	101,939
Other intangible assets		460,997	512,089
Investments in associates		801	227
Investments in joint ventures		–	–
Equity investments designated at fair value through other comprehensive income		34	94
Prepayments, deposits and other receivables		5,157	4,902
Deferred tax assets		3,240	4,903
Total non-current assets		600,844	659,557
CURRENT ASSETS
Inventories		13,712	16,901
Trade and bills receivables	10	147,991	103,019
Prepayments, deposits and other receivables		27,677	52,691
Financial assets at fair value through profit or loss		23	31
Contract assets		29,906	30,634
Tax recoverable		–	373
Cash and bank balances		27,190	31,470
Total current assets		246,499	235,119

	Notes	2023 HK$’000	2022 HK$’000
CURRENT LIABILITIES
Trade payables	11	23,190	13,398
Other payables and accruals		119,174	89,206
Lease liabilities		4,682	5,146
Interest-bearing borrowings		135,882	128,450
Convertible notes		4,158	16,585
Tax payable		33,082	33,898
Dividends payable		–	1,511
Total current liabilities		320,168	288,194
NET CURRENT LIABILITIES		(73,669)	(53,075)
TOTAL ASSETS LESS CURRENT LIABILITIES		527,175	606,482
NON-CURRENT LIABILITIES
Lease liabilities		14,919	18,648
Interest-bearing borrowings		12,500	13,500
Promissory note		61,024	90,074
Convertible notes		–	36,398
Deferred tax liabilities		69,094	78,020
Total non-current liabilities		157,537	236,640
NET ASSETS		369,638	369,842

EQUITY
Equity attributable to owners of the parent
Share capital		8,980	6,835
Preference shares		3,236	3,236
Other reserves		357,471	370,513
		369,687	380,584
Non-controlling interests		(49)	(10,742)
TOTAL EQUITY		369,638	369,842

1.	CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are development and processing of graphene products, in particular, graphite anode material for lithium- ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

2.	BASIS OF PREPARATION

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) (which include all International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (“IASB”) and the disclosure requirements of the Hong Kong Companies Ordinance. These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). They have been prepared under the historical cost convention, except for equity investments and financial assets at fair value through profit and loss which have been measured at fair value. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated. All intra-group transactions and balances have been eliminated on consolidation.

Going concern basis

As at 31 December 2023, the Group recorded a loss attributable to owners of the parent of HK$113,168,000 for the year ended 31 December 2023 and net current liabilities of HK$73,669,000 as at 31 December 2023.

In view of the above circumstances, the directors have given careful consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern.

The directors of the Company have reviewed the Group’s cash flow projection prepared by management, which includes revenue and expenditure growth of the business, working capital needs and, the continuing renewal of the banking facilities. They are of the opinion that, after taking into account the measures to be implemented and has been implemented, the Group will have sufficient working capital to finance its operation and to meet its financial obligations for at least the next twelve months from the date of approval of these consolidated financial statements. Accordingly, the directors of the Company believe it is appropriate to prepare the consolidated financial statements of the Group for the year ended 31 December 2023 on a going concern basis.

In view of these circumstances, the directors have taken various measures with an aim to improve the Group’s liquidity position. The directors have prepared a cash flow forecast of the Group for the next twelve months from the end of the reporting period taken into account the followings:

(i)	Subsequent to the reporting period end and up to the date of approval of the consolidated financial standards, the Group has obtained a short-term loan facility of HK$20,000,000 for financing its working capital;

(ii)	The Group has taken various cost control measures to tighten the costs of operations, including closing down under-performing restaurants;

(iii)	The Group is in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities; and

(iv)	Graphex (Shandong) New Energy Technologies Limited (烯石（山東）新能源科技有限公司) (the “Project Company”), being an indirect wholly-owned subsidiary of the Company established for the purpose of operating the Project in Nanshu Town, has on 26 October 2023 received a letter of intent (“LOI”) issued by one of the four major banks of the PRC (the “Bank”) to the Project Company, whereby the Bank has indicated an intention of providing banking facilities of Renminbi 400 million to the Project Company for the Project (the “Proposed Loan”). The LOI is non-legally binding and the granting of the Proposed Loan is subject to, amongst other things, the Bank’s further evaluation on the Proposed Loan, finalization of the terms and conditions of the Proposed Loan and compliance with the relevant banking and other laws and regulations of the PRC.

Whether the Group will be able to generate adequate cash flows to continue as a going concern would depend on the successful outcome of the above measures.

Should the going concern assumption be inappropriate, adjustments may have to be made to write down the values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to reclassify non-current assets and non-current liabilities as current assets and current liabilities. The effects of these adjustments have not been reflected in these consolidated financial statements.

3.	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

In the current year, the Group has applied the following amendments to IFRSs issued by the International Accounting Standards Board for the first time, which are mandatorily effective for the Group’s annual period beginning on 1 January 2023 for the preparation of these consolidated financial statements:

IFRS 17 (including the June 2020 and December 2021 Amendments to IFRS 17)	Insurance Contracts
Amendments to IAS 1 and IFRS Practice Statement	Disclosure of Accounting Policies
Amendments to IAS 8	Definition of Accounting Estimates
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IAS 12	Pilar Two Model Rules

The application of these amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

4.	REVENUE, OTHER INCOME AND GAINS

An analysis of revenue is as follows:

	2023 HK$’000	2022 HK$’000
Revenue for contracts with customers
Sale of graphene products	194,929	214,614
Landscape architecture design	97,000	122,856
Catering management service	–	3,771
	291,929	341,241

(a) Revenue for contracts with customers

(i) Disaggregated revenue information

For the year ended 31 December 2023

	Graphene	Landscape architecture
	products	design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Sale of graphene products	194,929	–	–	194,929
Landscape architecture services	–	97,000	–	97,000
Catering management services
	–	–	–	–
Total revenue	194,929	97,000	–	291,929

Geographical markets
Mainland China	194,929	70,632	–	265,561
Hong Kong	–	25,318	–	25,318
Others	–	1,050	–	1,050
Total revenue	194,929	97,000	–	291,929

Timing of revenue recognition
Goods transferred at a point in time	194,929	–	–	194,929
Services transferred over time	–	97,000	–	97,000

Total revenue	194,929	97,000	–	291,929

Catering operation was ceased during the current year ended 31 December 2023.

For the year ended 31 December 2022

	Graphene products	Landscape architecture design	Catering	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Sale of graphene products	214,614	–	–	214,614
Landscape architecture services	–	122,856	–	122,856
Catering management services	–	–	3,771	3,771
Total revenue	214,614	122,856	3,771	341,241

Geographical markets
Mainland China	214,614	97,706	3,771	316,091
Hong Kong	–	23,204	–	23,204
Others	–	1,946	–	1,946
Total revenue	214,614	122,856	3,771	341,241

Timing of revenue
recognition
Goods transferred at a point in time	214,614	–	–	214,614
Services transferred over time	–	122,856	3,771	126,627
Total revenue	214,614	122,856	3,771	341,241

(ii) Performance obligations

Information about the Group’s performance obligations is summarised below:

Sale of graphene products

The performance obligation is satisfied upon delivery of the graphene products and payment is generally due within two months to four months from delivery, except for new customers, where payment in advance is normally required.

Landscape architecture design

The performance obligation is satisfied over time as services are rendered. A certain percentage of payment is retained by customers until the end of the retention period as the Group’s entitlement to the final payment is conditional on the satisfaction of the service quality by the customers over a certain period as stipulated in the contracts.

Catering management services

The performance obligation is satisfied over time as services are rendered. Catering management service contracts were for periods of more than one year.

(b) Analysis of other income and gains

	2023	2022
	HK$’000	HK$’000

Other income
Service income	3,156	7,656
Dividend income from equity investments at fair value
through other comprehensive income	91	60
Interest income	1,299	1,465
Waiver of interest on convertible notes	–	4,765
Waiver of interest on other borrowing	–	392
Profit guarantee compensation	–	2,327
Compensation from a supplier	1,043	–
Government grants	5,747	7,807
Foreign exchange differences, net	29	209
	11,365	24,681
Gains
Payables written back	–	160
Gain on disposal of property, plant and equipment, net	173	–
Gain on lease termination	2	42
Gain on lease modification	–	3,652

Others	1,372	1,478
	5,332	1,547
	30,013	12,912

Government grants were received for government departments and for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

5.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

	Notes	2023 HK$’000	2022 HK$’000
Cost of inventories sold		129,132	151,456
Cost of services provided		65,976	69,823
Cost of sales		195,108	221,279

Depreciation of plant, property and equipment		2,733	3,628
Depreciation of right-of-use assets		5,518	9,199
Amortisation of other intangible assets		44,507	47,132
		52,758	59,959
Research and development costs:
Current year expenditure		18,125	16,439
Share of results of associates		(582)	249
Lease payments for lease less than 12 months		7,038	1,106
Audit and related services fees paid to:
– HK auditors		1,848	1,760
– US auditors		2,605	2,605
– Other auditors		583	377
		5,036	4,742
Employee benefit expense (including directors’ and chief
executive’s remuneration):
Wages and salaries		72,854	85,520
Equity-settled share-based payment expenses		9,607	–
Pension scheme contributions (defined contribution scheme)		12,901	14,554
Welfare and other benefits		507	591
		95,869	100,665
Foreign exchange differences, net		(29)	787
Gain on disposal of property, plant and equipment, net		(173)	–
Impairment of financial and contract assets:
Impairment of trade receivables, net		14,098	6,052
Impairment of contract assets, net		8,499	9,745
(Reversal of impairment)/impairment of financial assets included in prepayments, other receivables and other assets, net		(319)	3,243
		22,278	19,040

6.	FINANCE COSTS

	2023 HK$’000	2022 HK$’000
Interest on interest-bearing borrowings	9,842	11,543
Interest on convertible notes	4,987	18,999
Interest on promissory note	7,628	10,832
Interest on lease liabilities	1,291	4,035
	23,748	45,409

7.	INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2022: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計(上海)有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 15 November 2023 and is entitled to a preferential corporate income tax rate of 15% (2022: 15%) for a period of three years ended 31 December 2025.

前海泛亞景觀設計(深圳)有限公司 has been provided at the rate of 15% (2022: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 was granted with the qualification of HNTE on 12 October 2022 and is entitled to a preferential corporate tax rate of 15% (2022: 15%) for a period of three years ending 31 December 2024.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2022: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the US and is subject to corporate income tax at 21%.

	2023 HK$’000	2022 HK$’000
Current – Mainland China	4,185	6,506
Current – Hong Kong	–	–
Deferred tax	(6,265)	(8,827)
Total tax credit for the year	(2,080)	(2,321)

8.	DIVIDEND

The Board does not recommend the payment of any final dividend in respect for the years ended 31 December 2023 and 2022.

9.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 763,145,541 (2022: 572,592,877) in issue during the year.

No adjustment has been made to the basic loss per share amount presented for the years ended 31 December 2023 and 2022 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilutive effect on the basic loss per share amount presented.

The calculation of basic loss per share was based on:

	2023 HK$’000	2022 HK$’000
Loss
Loss attributable to ordinary equity holders of the parent	113,168)	(69,663)

Shares
Weighted average number of ordinary share in issue during the year used in the basic loss per share calculation	763,145,541	572,592,877

10.	TRADE AND BILLS RECEIVABLES

	2023 HK$’000	2022 HK$’000
Trade and bills receivables	220,655	162,516
Impairment	(72,664)	(59,497)
	147,991	103,019

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bills receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivable balances. Trade and bills receivables are non-interest-bearing.

An aging analysis of the trade and bills receivables at the end of each reporting period, based on the invoice date and net of loss allowance for lifetime expected credit losses is as follows:

	2023 HK$’000	2022 HK$’000
Within 6 months	75,972	91,452
Over 6 months but within 1 year	49,715	7,633
Over 1 year but within 2 years	20,962	3,610
Over 2 years but within 3 years	1,342	324
	147,991	103,019

11.	TRADE PAYABLES

An aging analysis of the trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	2023 HK$’000	2022 HK$’000
Within 1 year	20,278	8,789
Over 1 year but within 2 years	22	91
Over 2 years but within 3 years	42	1,577
Over 3 years	2,848	2,941
	23,190	13,398

The trade payables are non-interest-bearing and are normally settled within three months.

12.	DISPOSAL AND DEREGISTRATION OF SUBSIDIARIES – 2023

During the year ended 31 December 2023, the Group and certain third parties entered into agreements, pursuant to which, the Group disposed of all the equity interests in certain subsidiaries, namely Thai Gallery (HK) Limited, Thai Joy F&B Management (Shanghai) Company Limited, Chengdu Thai Gallery Catering Company Limited, Chengdu Taihaowei Catering Company Limited, Yummy Food Holdings Limited, Le Colonial Company Limited, Le Colonial Company Limited (Chengdu), Shanghai Jinzhu Cultural Development Company Limited, Suzhou Industrial Park Wenlvge Hotel Management Company Limited, and deregistered Thai Gallery SRL (Italy), which had ceased their operations prior to disposal dates and/or deregistration date.

The combined assets and liabilities these subsidiaries at the disposal dates were:

Total
HK$’000
Property, plant and equipment	76
Trade receivables	588
Cash and bank balances	220
Prepayment and other receivables	465
Lease liabilities	(77)
Trade payables	(498)
Accruals and other payables	(3,277)
Net liabilities derecognised upon disposal and/or deregistration	(2,503)

Consideration	–
Net liabilities derecognised upon disposal	2,503
Release of translation reserve	274
Non-controlling interests	(10,234)
Loss on disposal of subsidiaries	(7,457)

MANAGEMENT DISCUSSION AND ANALYSIS BUSINESS REVIEW

Graphene Products Business

In 2023, the revenue contributed by the Graphene Products Segment for the year ended 31 December 2023 recorded a year-to-year decline of 9% to approximately HK$194.9 million, representing 67% of the total revenue of the Group. The decline in revenue is due to product price drop and exchange rate factors. However, we have been able to maintain a higher gross profit margin of 28% compare to 25% in 2022. The adjusted EBITDA of Graphene Products Segment is down 18% to approximately HK$38.3 million compared to that of 2022. For the year ended 31 December 2023, the total output of spherical graphite was slightly over 10,000 metric tons. All of the spherical graphite is produced and sold in China in 2023. The Group looks forward to the implementation of the expansion plan in Laixi City, Shandong Province, PRC soon.

The demand of lithium-ion batteries remains strong, especially for EV market and energy storage market. Lithium-ion batteries use deep processed graphite as anode material and there is no commercially viable substitute. The Graphene Division of the Group specializes in the mid-stream deep processing of graphite from flake graphite into battery anode material which is essential for battery making and hence EV production now and in the foreseeable future. The expansion plan of anode material production capacity is well placed to take advantage of the growth in demand of batteries and the new battery gigafactory to be built in the next few years.

Landscape Architecture Design Business

For the year ended 31 December 2023, the Landscape Architecture segment contributed revenue of approximately HK$97 million, representing approximately 33% of the Group’s total revenue. Compared with HK$122.9 million revenue for the year ended 31 December 2022, it has a year-on-year decrease of HK$25.9 million, representing a decrease of 21%. The gross profit margin of the Landscape Architecture business decreased by approximately 8 percentage points to approximately 43% for the year ended 31 December 2023, as compared with that of approximately 51% for the year ended 31 December 2022.

The reduce in revenue was mainly because of the deterioration in real estate development market in China. Despite challenging market conditions in 2023, our Landscape Architecture segment is less impacted compared to the industry as a whole. We have continued to exercise rigorous cost control on our landscape architecture design business while maintaining the quality of our production.

The Group will continue to ensure the sustainable provision of landscape architecture services and continue to drive the businesses market leadership.

The number of new contracts and contract sum entered by the Group during 2021 to 2023 are set out as follows:

Year ended 31 December	No. of new contracts	Contract sum
		(HK$’million)
2023	89	67.6
2022	121	113.9
2021	127	143.5

Catering Business

The Group has ceased all its catering business in 2023 due to adverse market conditions. The Group intended not to restart any catering business in the future. During the year, the Group disposed the entire equity interests in Yummy Food Holdings Limited (“Yummy Food”) and Thai Gallery (HK) Limited (“Thai Gallery”) and their subsidiaries at zero consideration and a loss on disposal of subsidiaries of approximately HK$7.5 million was recognised.

FINANCIAL REVIEW

Revenue

The Graphene segment contributed revenue of approximately HK$194.9 million to the Group, representing a decrease of approximately 9.2%, compared with HK$214.6 million for the year ended 31 December 2022. The Group’s total revenue decreased to approximately HK$291.9 million, compared with HK$341.2 million for the year ended 31 December 2022, representing year-on-year decrease of approximately 14.4%.

Cost of sales

Cost of sales decreased to approximately HK$195.1 million for the year ended 31 December 2022, representing a decrease of approximately 11.8%, as compared with that of approximately HK$221.3 million for the year ended 31 December 2022. Cost of sales mainly represented staff cost in respect of the landscape architecture business and cost of inventories in respect of the Graphene business. The decrease was generally in line with the decrease in revenue.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$96.8 million for the year ended 31 December 2023, representing a decrease of approximately 19.3%, as compared with that of approximately HK$120.0 million for the year ended 31 December 2022.

Gross profit margin decreased by approximately 2 percentage points to approximately 33.2% for the year ended 31 December 2023, as compared with that of approximately 35.2% for the year ended 31 December 2022. The overall decrease in gross profit margin was due to the decrease of gross profit margin in landscape architecture segment during the reporting year.

Selling, marketing and administrative expenses

Selling, marketing and administrative expenses increased to approximately HK$166.6 million for the year ended 31 December 2023, representing an increase of approximately 3.5%, as compared with that of approximately HK$160.9 million for the same period in 2022. The increase was mainly due to (i) the increase in share-based payment expenses including share awards to directors, employees and consultants in 2023 while no such share-based payment expenses in 2022; and (ii) the increase in research and development cost for graphene products.

Impairment loss on financial and contract assets

It mainly represented impairment loss of trade receivables, contract assets, and other receivables. Such impairment loss increased to approximately HK$22.3 million for the year ended 31 December 2023, representing an increase of approximately 17%, as compared with that of approximately HK$19.0 million for the same period in 2022. The impairment mainly reflected the Group’s credit loss under the less favourable market and economic environment which negatively affected the Group’s collectibility on financial and contract assets.

Net loss

As a result of the foregoing, the loss attributable to owners of the parent was approximately HK$113.2 million for the year ended 31 December 2023, as compared with loss attributable to owners of the parent of approximately HK$69.7 million for the year ended 31 December 2022.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximising the return to shareholders through improving the debt and equity balance.

	As at 31 December		As at 31 December
	2023		2022
	HK$’000		HK$’000
Current assets	246,499		235,119
Current liabilities	320,168		288,194
Current ratio	0.77	x	0.82	x

The current ratio of the Group at 31 December 2023 was approximately 0.77 times as compared to that of approximately 0.82 time at 31 December 2022.

At 31 December 2023, the Group had a total cash and bank balances of approximately HK$27.2 million (31 December 2022: HK$31.5 million). The cash and bank balances were mainly held in HK$ and RMB.

At 31 December 2023, the Group’s gearing ratio was approximately 58% (represented by total interest-bearing other borrowings, convertible notes and promissory note at the end of the period divided by total equity at the end of the respective period multiplied by 100%) (31 December 2022: 77%).

At 31 December 2023, the capital structure of the Company mainly comprised issued ordinary shares, preference shares and debt securities. As of 31 December 2023, the Company had outstanding issued bonds of approximately HK$115.4 million, issued promissory notes of approximately HK$61.0 million, convertible notes of HK$4.2 million and 897,974,788 shares ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 31 December 2023.

Pledge of assets

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitments

At 31 December 2022 and 2023, the Group had the following capital commitments at the end of the reporting period:

	2023	2022
	HK$’000	HK$’000
Contracted, but not provided for:
Acquisition of property, plant and equipment	5,760	7,523

On 20 September 2022, the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry. The Company intends to carry out this project in two phases, with the first phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite and the second phase of the project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials. It is estimated that the Company’s total investment in the first phase of this project will be not less than RMB200 million. The Company intends to fund the first phase of this project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise. At the reporting period end, no contract for the construction of the plant and/or supply of the equipment for this project was entered into.

On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. It is estimated that the Company’s total investment will be around RMB1,000 million. The Company intends to fund the first phase of this project by the Group’s internal resources and/or bank borrowings and/or future fundraising exercise. On 10 January 2024, as detailed below, a subsidiary of the Company entered into a lease agreement for the factory buildings for an aggregate term of 10 years for which the total rental payment will be RMB58,871,860.82 (equivalent to HK$65,936,423.64).

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HK$ and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees’ remuneration

As at 31 December 2023, the Group had around 287 employees. Employees are remunerated according to nature of the job, market trend and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

During the year ended 31 December 2023, the Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Group and to provide them with incentives for the continual operation and development of the Group and/or attract suitable personnel to join the Group.

EVENTS AFTER THE REPORTING PERIOD

On 10 January 2024, an indirect wholly-owned subsidiary of the Company, as the tenant, and an independent third party, the landlord, entered into a lease agreement in respect of the factory buildings located in Laixi City, Shandong Province, PRC for an aggregate term of 10 years made up of an initial term of 5 years and a subsequent term of 5 years which shall be extended automatically after expiry of the initial term. The total rental payable under the lease agreement for the full term of 10 years is RMB58,871,806.82 (equivalent to approximately HK$65,936,423.64 at the exchange rate of RMB1.00 to HK$1.12).

PROSPECTS

We believe electrification is a manageable path to sustainability of the world. Therefore the demand of rechargeable batteries shall increase as the application ends increase. The battery technologies may advance, and new battery system may emerge. However, lithium- ion batteries will still be the most stable and cost-effective device for energy storage in the coming years. And lithium-ion batteries will still be using graphite anode material. We focus on the production of graphite anode materials for various needs of battery chemistry. We have set a five-year plan to invest in the expansion of production capacity, research development, and new battery system.

We recognize the importance of producing battery anode material in a responsible and environmentally friendly manner. We are conscience of the increasing environmental and social expectations and requirements coming from international and national regulations, laws makers, as well as the customers, the communities, the business partners, and all the shareholders. We regularly assess the current ESG measures and constantly find ways to improve the ESG standard and strengthen sustainability.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the “CG Code”) stated in Appendix 14 to the Listing Rules during the year ended 31 December 2023. The Company reviews its corporate governance practices regularly to ensure compliance with the CG Code. In connection with the public offering of the ADSs, the Company adopted corporate governance requirements of the NYSE American.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Listing Rules as the code of conduct for dealing in securities of the Company by the Directors. After specific enquiry made by the Company, all of the Directors confirmed that they had complied with the required standard set out in the Model Code during the year ended 31 December 2023.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year ended 31 December 2023, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

FINAL DIVIDEND

The Board does not recommend the payment of any final divided in respect for the year ended 31 December 2023.

REVIEW OF ANNUAL RESULTS

The Group’s annual results for the year ended 31 December 2023 have been reviewed by the audit committee of the Company, which was of the opinion that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and adequate disclosures have been made.

SCOPE OF WORK OF CROWE (HK) CPA LIMITED

The figures in respect of the Group’s consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income and the related notes thereto for the year ended 31 December 2023 as set out in the preliminary announcement have been agreed by the Company’s auditors, Crowe (HK) CPA Limited, Certified Public Accountants (“Crowe”), to the amounts set out in the Group’s draft consolidated financial statements for the year. The work performed by the Company’s auditors in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by the Company’s auditors on the preliminary announcement.

EXTRACT OF THE AUDITOR’S REPORT

The following is an extract of the independent auditor’s report on the Group’s consolidated financial statements for the year ended 31 December 2023.

OPINION

We have audited the consolidated financial statements of Graphex Group Limited (“the Company”) and its subsidiaries (“the Group”), which comprise the consolidated statement of financial position as at 31 December 2023, and the consolidated statement of profit or loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2023, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

MATERIAL UNCERTAINTY RELATED TO GOING CONCERN

During the year ended 31 December 2023, the Group incurred a loss attributable to the owners of the parent of HK$113,168,000 and, as at 31 December 2023, the Group’s current liabilities exceeds its current assets by HK$73,669,000. These conditions, along with other maters as set forth in note 2.1 to the consolidated financial statements, indicate the existence of a material uncertainty which may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in this respect.

PUBLICATION OF ANNUAL REPORT

This announcement is published on the website of the Stock Exchange at www.hkexnews.hk and on the website of the Company at www.graphexgroup.com. The annual report will be available on the above websites in due course.

ACKNOWLEDGEMENT

The chairman of the Board would like to thank the Board, the management and all of our staff for their hard work and dedication, as well as our shareholders of the Company for their support to the Group.

By Order of the Board
Graphex Group Limited Lau Hing Tat Patrick
Chairman

Hong Kong, 28 March 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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